Exhibit(c)(9)

The Special Committee of the Board of Directors Confidential Discussion Materials Prepared for: April 7, 2005 CONFIDENTIAL Strictly Confidential Regarding Project Silver

Table of Contents Presentation to the Special Committee of the Board of Directors Regarding Project Silver 1. Overview of Proposed Transaction 2. Overview of Silver 3. Valuation Analysis Appendix Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients.

Overview of Proposed Transaction

1 Late January 2004 - Goldner Hawn Johnson & Morrison ("GHJM") approached Silver ("Silver" or the "Company") to explore a potential going-private transaction. Following GHJM's approach, a special committee of the Silver Board of Directors was formed (the "Special Committee") February 12, 2004 - Merrill Lynch & Co. ("Merrill Lynch") was hired by the Special Committee. As part of this assignment, Merrill Lynch approached seven private equity firms who have historically expressed an interest in the retail industry to assess their appetite for pursuing a transaction with Silver Six of the seven private equity firms signed confidentiality agreements and received public information on the Company None of the seven private equity firms submitted an indication of interest Thought to be limited appetite among potential strategic buyers March 15, 2004 - GHJM submitted a preliminary indication of interest Offer price of $20.00 per share Did not specifically identify sources of equity or debt financing, but named the specific private equity firm with whom it was working and had developed detailed plans for financing the proposed transaction Stated that it would only proceed within the context of an exclusivity period Summary Timetable

March 23, 2004 - The Special Committee did not grant GHJM exclusivity, but rather granted GHJM a 15-day period during which it could access Silver's management and the data room. The Special Committee requested that, at the end of that period, GHJM provide detailed information concerning the manner in which GHJM would finance the purchase and the price it would be willing to pay April 2, 2004 - Another private equity firm expressed unsolicited interest in Silver, signed a confidentiality agreement and was granted access to certain public information on the Company April 21, 2004 - The private equity firm expressed that it was interested only in selected Silver real estate assets May 3, 2004 - GHJM submitted a revised indication of interest indicating two potential ways of proceeding: either suspending discussions for two or three quarters or proceeding with an offer price of $16.00 per share May 6, 2004 - Merrill Lynch reviewed the indication of interest with the Special Committee Special Committee indicated that it would continue discussions with GHJM if the offer price was a minimum of $19.00 based on current market information and the Company's financial performance May 13, 2004 - Upon further consideration, GHJM offered to provide a letter indicating an increased value of $17.00, with a potential for $18.00. The Special Committee determined to recommend to the Board to terminate the discussions with GHJM (on such date, the stock closed at $13.25) May 26, 2004 - The Board concurred with the Special Committee and discussions with GHJM were terminated August 17, 2004 - GHJM contacted Silver seeking to reinitiate discussions and indicated a proposed offer price of $19.00 per share In the interim period, Silver stock had appreciated approximately 30% to $16.80 on August 23, 2004 2 Summary Timetable (cont'd)

October 12, 2004 - After several weeks of negotiation and providing supplemental information to GHJM, the Special Committee determined to consider a transaction with GHJM based on a proposed cash purchase price of $20.40 per share In connection with such determination, Silver and GHJM entered into an agreement that contained, among others, the following terms: Silver and its representatives were prohibited from soliciting, negotiating or accepting any third party acquisition proposals until November 8, 2004 (the "Termination Date"), except in the case of a bona fide third party acquisition proposal received by Silver or where Silver has received an indication from a third party that was then considering making an acquisition proposal Silver would be required to reimburse GHJM for its reasonable out-of-pocket expenses up to a maximum of $2 million if, within 9 months of the Termination Date, The Company entered into a definitive agreement with respect to, or consummated a transaction contemplated by a third party acquisition proposal; or The Company's Board of Directors resolved to recommend to its stockholders or to take action with respect to, the Company publicly disclosed its intention to pursue, the Company or one of its subsidiaries entered into a definitive agreement in connection with the financing of, or the Company consummated a restructuring, recapitalization or similar transaction involving a significant portion of its assets or capital stock or the payment of a special dividend to its stockholders GHJM and its equity partner conducted and continued to conduct significant due diligence, including real estate appraisals, and continued to work towards securing debt financing November 7, 2004 - Transaction discussions terminated indefinitely as GHJM was ultimately unable to secure the necessary equity financing for the proposed transaction 3 Summary Timetable (cont'd)

4 January 2005 - The Special Committee authorized Merrill Lynch to contact three real estate investment trusts (the "REITs"), a real estate private equity group and another private equity firm, which has diversified investments as well as a fund dedicated to real estate, to assess their appetite for pursuing a transaction with Silver The REITs and the real estate private equity group decided not to proceed further March 3, 2005 - The private equity firm signed a confidentiality agreement and received Company information. Upon reviewing the information, the private equity firm indicated it would only be interested in proceeding at offer prices of $18.00-$19.00 per share Early-March 2005 - GHJM subsequently contacted Silver seeking to reinitiate discussions indicating a proposed offer price of $20.40 per share and submitted draft term sheets from two financing sources (Bank of America and another investment bank) GHJM had also conducted in-depth discussions with a REIT about financing, but the REIT was not able to provide committed financing March 14, 2005 - The Special Committee determined that it would enter into negotiations with GHJM at an offer price of $24.00 per share or would cease any further discussions March 23, 2005 - GHJM submitted to the Special Committee an offer of $24.00 per share, as well as draft term sheets and a commitment letter from Bank of America CMBS Capital Markets. Two other financing sources, Bank of America Retail Finance Group and Back Bay Capital, provided indications of interest in providing the remainder of the necessary financing. GHJM indicated that all financing would be secured by Monday, March 28, 2005. The other investment bank was no longer part of the financing package at this higher price March 23, 2005 - The Special Committee determined to pursue a transaction with GHJM based on a proposed cash purchase price of $24.00 per share. The October 2004 letter agreement was amended such that the Termination Date (as defined in the October 2004 letter agreement) was changed to April 15, 2005 and the proposed price was changed to $24.00 per share from $20.40 per share and certain restrictions on Silver would terminate if GHJM fails to deliver, on or prior to April 15, 2005, fully executed financing commitment letters Weeks of March 28, 2005 and April 4, 2005 - GHJM continues to perform final confirmatory due diligence and both sides continue to negotiate the merger agreement with the goal to announce a transaction on April 8, 2005 Summary Timetable (cont'd)

5 Selected Terms of GHJM Proposal

6 Transaction Summary (Dollars in Millions, Except per Share Data) ____________________ Note: Year represents calendar year. Fiscal year ends January following the calendar year. Financial projections based on Silver management estimates. (1) Based on 29.8 million basic shares, 1.9 million in-the-money options with an average exercise price of $14.89 and 0.1 million restricted shares as of March 25, 2005, per Silver management. (2) Net debt is calculated using an average annual revolver draw to account for operational seasonality. Unadjusted net debt is $307 million as of January 31, 2005. (3) Excludes transaction expenses.

Overview of Silver

7 Silver is a Leading General Merchandise Retailer Operating Under the Silver and Platinum Banners Business Snapshot SILVER PLATINUM SILVER EXPRESS ____________________ Note: Numbers may not sum due to rounding. Year represents calendar year. Fiscal year ends January following the calendar year. (1) Excludes licensed department revenues of approximately $13.2 million. (2) Excludes allocation of corporate expenses of $25.4 million.

8 Silver has an Extensive Footprint in the Midwest, Central and Pacific Northwest with 363 Stores in 23 States (1) Distribution Centers ____________________ (1) Store count as of March 2005. 5 1 3 9 10 5 4 5 12 2 4 6 15 10 8 10 41 9 19 26 12 41 9 20 15 7 12 6 5 20 9 Geographic Footprint 3 Silver Express Rx Store Platinum Store Silver Store

9 __________________ Source: Company SEC filings and press releases. 2001 2002 2003 2001 2002 2003 2004 2004 Historical Same Store Sales Trends SILVER PLATINUM

10 (Dollars in Millions, Except per Share Data) Public Market Overview ____________________ Note: Year represents calendar year. Fiscal year ends January following the calendar year. Projections based on Silver Management estimates. (1) Diluted shares accounted for under the treasury stock method. Based on 29.8 million basic shares, 1.7 million in-the-money options with an average exercise price of $13.91 and 0.1 million restricted shares as of March 25, 2005, per Silver management. Net debt is adjusted using an average annual revolver draw to account for operational seasonality. Unadjusted net debt is $307 million as of January 31, 2005.

11 Last Five Years ____________________ Source: FactSet Database. Note: Current price as of April 5, 2005. Current price, 52-week high and 52-week low based on closing prices. Current $22.80 52-Wk High $22.80 52-Wk Low $12.22 Offer Price $24.00 Stock Price Performance

12 Percent of Volume Which Traded Below Stock Price ____________________ Source: FactSet closing price data as of April 5, 2005. Trading Volume Analysis Last Three Years Last Twelve Months Last Three Years Last Twelve Months More than 90% of Silver's shares have traded below $20.00 in the past three years

Valuation Analysis

13 Summary Silver Historical and Projected Financials ____________________ Source: Historical figures from Company filings; projections from Silver management. Note: Dollars in millions, except per share data. (1) Store revenues excludes license fee revenue. Sensitivity Case Base Case [85%]

14 Key Projection Assumptions ____________________ (1) Assumptions provided by Silver management. Sensitivity Case (1) Base Case (1) 2004-2009 Revenue CAGR of 1.5% Silver revenue growth: 0.6% Platinum revenue growth: 3.3% Initiatives outlined in Base Case also apply Incremental operational improvements contribute additional $44mm EBITDA improvement by 2009 Merchandising/pricing optimization (primarily at Silver) drive slight top line improvement and incremental margin improvements 2004-2009 Revenue CAGR of 1.1% Silver revenue growth: 0.1% Platinum revenue growth: 3.3% No new store growth; assumes the closing of 10 Silver stores and 55 Platinum stores from 2006-2008 Marginal gross margin improvement as a result of merchant consolidation EBITDA improvement initiatives: IT Systems/Merchant consolidation: $10mm EBITDA contribution by 2009 Headcount reductions: $3mm EBITDA contribution by 2009 Identification/exit of underperforming stores: lost revenue of $189mm and EBITDA improvement of $5mm by 2009

15 Valuation Summary Analysis Illustrative Valuations for Selected Alternatives Note: Net debt of $341 million is calculated using an average annual revolver draw to account for operational seasonality. Analysis assumes 1.7 million in-the-money options with an average exercise price of $13.91 and 0.1 million restricted shares as of March 25, 2005, per Silver management. All figures rounded to nearest $0.25 except for 3-Year Closing Stock Prices. Year represents calendar year. Fiscal year ends January following the calendar year. (1) Present Value as of January 31, 2005. (2) Analysis assumes all financing other than that provided by the capital lease rollover, the asset-backed loan, the last out revolver and the non-equity like component of the real estate facility in the GHJM proposed structure is funded from equity. To calculate illustrative valuations, the non-equity component as described was fixed and the equity contribution was varied. All borrowing rates and fees assumed in proposed GHJM structure, as provided by GHJM on March 23, 2005, apply for illustrative purposes. Offer Price: $24.00 Multiples Analysis 5.5x - 6.5x 2004 EBITDA of $188.6 mm Status Quo 14.3x Forward EPS 14% Discount Rate Premium Analysis 15% - 25% Premium to 30-Day Prior Stock Price of $18.09 3-Year Closing Stock Prices Acquisition Comparables Share Repurchase 14.3x Forward EPS 14% Discount Rate Discounted Cash Flow Analysis (1) Liquidation Analysis Present Value of Projected Share Price Multiples Analysis 5.0x - 6.0x 2004 EBITDA of $188.6 mm Public Compara- bles 10% - 12% WACC 5.0x - 6.0x 2007E Base Case EBITDA of $166.7 mm 2007E Sens. Case EBITDA of $185.0 mm Base Case Sensitivity Case 10% - 12% WACC 5.0x - 6.0x 2009E Base Case EBITDA of $193.1 mm 2009E Sens. Case EBITDA of $237.3 mm $17.50 $27.00 $29.75 $17.50 $32.00 $24.75 $19.25 $25.00 $25.00 $27.75 Traditional LBO (2) 25% Targeted Return 4.5x - 5.5x 2009E Base Case EBITDA of $193.1 mm 2009E Sens. Case EBITDA of $237.3 mm

16 Over the years, many of Silver's primary competitors have filed for bankruptcy, largely due to the impact of Wal-Mart and Target Regional Retailers - History of Financial Difficulties ____________________ Sources: SEC filings, Wall Street research and company press releases.

17 Selected Retail Public Comparables ____________________ Note: Dollars in millions, except per share data. Closing prices from FactSet as of April 5, 2005. Source: SEC filings. (1) Net debt of $341 million is calculated using an average annual revolver draw to account for operational seasonality. Unadjusted net debt is $307 million as of January 31, 2005. As a result, there are few public comparables to Silver

18 Selected Retail Acquisition Comparables ____________________ Note: Dollars in millions. Leonard Green acquisition of Hollywood Entertainment not completed, as Movie Gallery subsequently agreed to acquire Hollywood Entertainment. Sources: SEC filings, Wall Street research and company press releases. * Initial transactions renegotiated; prior transactions not included in high, mean, median and minimum calculations for transaction multiples. (1) 1-Day, 30-Day, and 90-Day premiums shown are relative to August 11, 2004, date of Toys "R" Us's public announcement of intention to explore strategic alternatives. Price premiums excluded from maximum, median, mean and minimum calculations. (2) Reflects EBITA. (3) Excluded from maximum, median, mean and minimum calculations. (4) Represents premium to closing price on April 5, 2005. [From Sensitive]

19 DCF - EBITDA Multiple Method - Base Case 3-Year DCF [115%] 5-Year DCF ____________________ Note: Dollars in millions, except per share data. Net debt of $341 million is calculated using an average annual revolver draw to account for operational seasonality. Unadjusted net debt is $307 million as of January 31, 2005. Assumes 29.8 million basic shares outstanding, 0.1 million restricted shares and "in-the-money" options as applicable as of March 25, 2005, per Silver management. Projections from Silver Management.

20 DCF - EBITDA Multiple Method - Sensitivity Case 3-Year DCF [115%] 5-Year DCF ____________________ Note: Dollars in millions, except per share data. Net debt of $341 million is calculated using an average annual revolver draw to account for operational seasonality. Unadjusted net debt is $307 million as of January 31, 2005. Assumes 29.8 million basic shares outstanding, 0.1 million restricted shares and "in-the-money" options as applicable as of March 25, 2005, per Silver management. Projections from Silver Management.

21 Liquidation Analysis (Dollars in Millions, Except per Share Data) Analysis breaks down Silver real estate portfolio into component parts and performs a top-level analysis of value Net asset value adjusted for releasing of the assets and retrofitting of vacated spaces for new tenants Analysis assumes taxable liquidation occurs over two years Inventory and accounts receivable liquidated at a discount to book value; liabilities discharged at book value After tax value of prescription files based on a range of values per $1 of retail sales Footnotes appear on next slide

____________________ Note: This analysis should be viewed as a preliminary valuation review only and is not an appraisal. The properties have not been valued individually and have not been physically inspected. Broad valuation "rules of thumb", in conjunction with a review of certain previous analyses completed by the Company, were utilized to arrive at a preliminary conclusion of a reasonable value range for the Silver portfolio. (1) Owned retail assets were valued assuming net market rent for each asset would fall between approximately 3.00% and 3.50% of 2004 gross sales provided by the Company. This imputed net market rent was then capitalized to a value estimate at a range of 8.00% to 8.50%. The high value estimate assumes a 3.50% market rent to sales ratio and an 8.00% cap rate. The low valuation assumes an 8.50% cap with a 3.00% rent to sales ratio. The resulting price per square foot for the owned assets was compared to the per square foot pricing of recent sales of other big box retail stores (such as Target, Wal-Mart, Costco, etc.) in the midwest and other comparable regions across the country. (Sales in more expensive areas, such as California, the northeast, etc. were not included.) (2) Silver Express store value estimate of $108/sf provided by management. (3) No value is assumed for the leased assets. While our analysis indicates that the Platinum contract rents may be slightly below market, any residual value attributable to the leasehold position appears to be more than offset by the costs of finding a new tenant and of tenant work that would be required. (4) Silver and Platinum ground leased assets valued at $50/sf for building (leasehold) only for base scenario. High and low values are plus and minus 20% of the base value respectively. (5) Owned "other assets" consists primarily of distribution warehouse properties, the Company's corporate office and assorted vacant parcels. Value estimates were provided by the Company for these assets. (6) Assumes 29.8 million basic shares, 0.074 restricted shares and "in-the-money" options at liquidation value per share as of March 25, 2005, per Silver management. (7) This analysis assumes a liquidation of the Silver portfolio, therefore the owned assets are assumed to be sold vacant. A negative adjustment to value is made to account for releasing of the assets and retrofitting of the space for a new tenant. The approximately $15/sf adjustment is based on the assumption of one year of rent loss due to vacancy for the owned assets (average market rent is estimated at approximately $5.67/sf) and approximately a $10/sf work allowance to retrofit the space. (8) Assumes assets divested over two-year period, assumes 11% discount and mid-year discounting. Tax basis of property (land, land bank, site improvements, building and leasehold interests) of $481 million at October 31, 2004 reduced annually by approximately $21 million in FY'05 and $21 million in FY'06, in line with historical depreciation rates. (9) Other net assets consists of other current assets ($65 million), current liabilities ($511 million), long-term debt ($239 million), other long-term obligations ($22 million) and deferred income taxes ($23 million). (10) Prescription files valued at a range of $0.24-$0.28 per $1 of Silver retail sales, $0.17-$0.21 per $1 of Platinum retail sales, based on Silver guidance. Proceeds in excess of net tax basis taxed at statutory tax rate of 35%. Liquidation Analysis (continued) (Dollars in Millions, Except per Share Data)

22 Future Share Price Analysis - Base Case FY EPS Estimates (1) Potential Future Share Price @ Forward P/E Multiple (14.3x) ____________________ Note: Year represents calendar year. Fiscal year ends January following the calendar year. (1) Based on Silver management estimates. (2) Based on the mid-point of an assumed discount rate range of 12.0% - 16.0%. Discounted to April 5, 2005. (3) Stock price as of April 5, 2005. Present Value of Share Price Based on 14.3x Forward P/E Multiple (2) Current Stock Price (3): $22.80 Prem./(Disc.) To Current Price: 0.0% (33.1%) (42.4%) (19.3%) (17.4%) GHJM Offer Prem./(Disc.): 5.3% 57.3% 82.7% 30.5% 27.5%

23 Future Share Price Analysis - Sensitivity Case FY EPS Estimates (1) Potential Future Share Price @ Forward P/E Multiple (14.3x) Present Value of Share Price Based on 14.3x Forward P/E Multiple (2) Current Stock Price (3): $22.80 Prem./(Disc.) To Current Price: 0.0% (23.6%) (23.2%) 9.1% 18.9% GHJM Offer Prem./(Disc.): 5.3% 37.7% 37.1% (3.5%) (11.5%) Note: Year represents calendar year. Fiscal year ends January following the calendar year. (1) Based on Silver management estimates. (2) Based on the mid-point of an assumed discount rate range of 12.0% - 16.0%. Discounted to April 5, 2005. (3) Stock price as of April 5, 2005.

24 Share Repurchase Analysis Base Case ____________________ Note: Fiscal year ends in January of following year. Projections from Silver management. (1) Credit stats adjusted per Moody's methodology. [95%] Status Quo case assumes no annual share repurchases Share Repurchase case assumes $25 million annual share repurchase Initial share repurchase at market with future share prices based on constant P/E multiple to forward EPS (i.e., share price grows at EPS growth rate) Opportunity cost of share repurchase assumes LIBOR + 250 bps interest rate on debt Assumptions Sensitivity Case

25 Future Share Price Analysis Including Share Repurchase - Base Case FY EPS Estimates (1) Potential Future Share Price @ Forward P/E Multiple (14.3x) Present Value of Share Price Based on 14.3x Forward P/E Multiple (2) Prem./(Disc.) To Current Price: 1.8% (33.1%) (41.7%) (13.1%) (8.8%) GHJM Offer Prem./(Disc.): 3.4% 57.3% 80.6% 21.1% 15.4% Current Stock Price (3): $22.80 Note: Year represents calendar year. Fiscal year ends January following the calendar year. (1) Based on Silver management estimates. (2) Based on the mid-point of an assumed discount rate range of 12.0% - 16.0%. Discounted to April 5, 2005. (3) Stock price as of April 5, 2005.

26 Future Share Price Analysis Including Share Repurchase - Sensitivity Case FY EPS Estimates (1) Potential Future Share Price @ Forward P/E Multiple (14.3x) Present Value of Share Price Based on 14.3x Forward P/E Multiple (2) Prem./(Disc.) To Current Price: 1.8% (23.2%) (21.3%) 17.2% 30.7% GHJM Offer Prem./(Disc.): 3.4% 37.1% 33.7% (10.2%) (19.5%) Current Stock Price (3): $22.80 Note: Year represents calendar year. Fiscal year ends January following the calendar year. (1) Based on Silver management estimates. (2) Based on the mid-point of an assumed discount rate range of 12.0% - 16.0%. Discounted to April 5, 2005. (3) Stock price as of April 5, 2005.

27 LBO Analysis - Base Case ____________________ Note: Assumes transaction closes on July 31, 2005. Year represents calendar year. Fiscal year ends January following the calendar year. Dollars in millions, except per share data. (1) Spread to LIBOR calculated to achieve initial stated rate of L+340 bps on entire $700 million real estate facility (multiple tranches). Analysis assumes each of three available one-year extensions are exercised after the initial 2-year facility term. Analysis assumes purchase of interest rate protection agreement capping LIBOR at 4.10% for the term of the facility. (2) Estimated debt balance as of July 31, 2005 from Silver management. Estimated cash of $32 million not utilized as a source of funds. Sources of Funds Sources of Funds Uses of Funds Uses of Funds Returns Summary Returns Summary Traditional LBO Structure GHJM Proposed Structure (1)

28 LBO Analysis - Sensitivity Case Sources of Funds Sources of Funds Uses of Funds Uses of Funds Returns Summary Returns Summary Traditional LBO Structure GHJM Proposed Structure (1) ____________________ Note: Assumes transaction closes on July 31, 2005. Year represents calendar year. Fiscal year ends January following the calendar year. Dollars in millions, except per share data. (1) Spread to LIBOR calculated to achieve initial stated rate of L+340 bps on entire $700 million real estate facility (multiple tranches). Analysis assumes each of three available one-year extensions are exercised after the initial 2-year facility term. Analysis assumes purchase of interest rate protection agreement capping LIBOR at 4.10% for the term of the facility. (2) Estimated debt balance as of July 31, 2005 from Silver management. Estimated cash of $32 million not utilized as a source of funds.

Appendix

29 Seasonal Debt Adjustment (Dollars in Millions) ____________________ Source: Silver management. [110%] To account for the seasonality of Silver's operations and cash needs, net debt is calculated using an annual average revolver draw

30 Source: SEC filings. * Excluded from averages. (1) Risk premium represents historical spread between the 10-Year (imputed between 5 and 20 years) and the S&P 500. Small-Cap adjustment represents adjustment for small-cap companies vs. broader market. Source: Ibbottson Associates 2003 Yearbook. (2) 60 month adjusted Beta. Source: Merrill Lynch Beta Book. (3) Represents Book Value of Net Debt divided by Market Value of Equity. (4) Unlevered Beta = (Levered Beta/(1 + ((1 - Tax Rate) * Net Debt/Equity)). Assumes Beta of debt equals zero. (5) Levered Cost of Equity = (Estimated Future Risk Free Rate + (Levered Beta * Risk Premium)). (6) WACC = ((Net Debt/Capitalization * (Cost of Debt * (1 - Tax Rate))) + (Equity/Capitalization * Levered Cost of Equity)). Weighted Average Cost of Capital

31 Disclaimer Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients. This presentation is confidential, for your private use only, and may not be shared with others (other than your advisors) without Merrill Lynch's written permission, except that you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the proposal and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and tax structure. For purposes of the preceding sentence, tax refers to U.S. federal and state tax. This proposal is for discussion purposes only. Merrill Lynch is not an expert on, and does not render opinions regarding, legal, accounting, regulatory or tax matters. You should consult with your advisors concerning these matters before undertaking the proposed transaction.